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Pricing Supplement No. 39 dated July 21, 2004 (to Prospectus dated August 6, 2003 and Prospectus Supplement dated August 6, 2003)	Filed under Rule 424(b)(3) File No. 333-107132

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$175,000,000	Floating Rate Notes:	☒	Fixed Rate Notes:	☐

Original Issue Date:	July 26, 2004	Closing Date: July 26, 2004		CUSIP Number:	78442F CT 3

Maturity Date:	July 25, 2014	Option to Extend Maturity:	☒ No	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:	☐ Yes

Redeemable in whole or in part at the option of the Company:	☒ No	Redemption Price:	Not Applicable.

	☐ Yes	Redemption Dates:	Not Applicable.

Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.

	☐ Yes	Repayment Dates:	Not Applicable.

Applicable to Floating Rate Notes Only:

Floating Rate Index:

☐	CD Rate	Index Maturity: 10 Years.

☐	Commercial Paper Rate

☒	CMT Rate	Multiplier: 0.80.

☐	Federal Funds Rate

☐	LIBOR Telerate	Initial Interest Rate: TBD.

☐	LIBOR Reuters

☐	Prime Rate	Interest Rate Reset Period: Monthly.

☐	91-Day Treasury Bill Rate

☐	Other	Minimum Interest Rate: 4.00%. Maximum Interest Rate: N/A.

Morgan Stanley

July 21, 2004

MTN 0084

Reset Date(s):	The 25th of each month during the term of the Notes, beginning August 25, 2004, without adjustment.	Interest Payment Date(s):
The 25th of each month during the term of the Notes, beginning August 25, 2004. If an Interest Payment Date falls on a day that is not a Business Day, we will pay the interest on the next Business Day. No interest will accrue on that payment for the period from and after the original Interest Payment Date to the date we make the payment.

Interest Determination Date(s):	Two (2) Business Days prior to each Reset Date (or Original Issue Date, in the case of the first Interest Period).	Interest Period(s):	From and including the previous Reset Date (or Original Issue Date, in the case of the first Interest Period) to but excluding the current Reset Date (or Maturity Date, in the case of the last Interest Period), with no adjustment to Interest Period end dates.

Day Count Convention:	30/360.
Form:	Book-entry.
Denominations:	$10,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agent:	Morgan Stanley & Co. Incorporated is acting as the underwriter in connection with this issuance.
Calculation Agent:	SLM Corporation.
Issue Price:
Variable Price Reoffer. Under the terms of this variable price reoffer, the underwriter has agreed to purchase the Notes from us at 98.00% of their principal amount ($171,500,000 aggregate proceeds to us, before deducting expenses payable by us), plus accrued interest, if any, from July 26, 2004 to the date of delivery.

The underwriter proposes to offer the Notes for sale, from time to time, in one or more negotiated transactions, at prices that may be different than par. These sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
Net Proceeds:	$171,500,000.
CUSIP Number:	78442F CT 3.
ISIN Number:	US78442FCT30.

An affiliate of the underwriter has entered into a swap transaction in connection with the Notes and may receive compensation for that transaction.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any
subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.

MTN 0084

ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes. The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period during the term of the Notes will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

10 Year CMT Rate × Multiplier

        Where:

    10 Year CMT Rate = the 10 Year CMT Rate described below, as published on Bloomberg Page H15T10Y; and

    Multiplier = 0.80.

In no case, however, will the interest rate for the Notes during any Interest Period be less than the Minimum Interest Rate listed on page 1 of this Pricing Supplement.

10 Year CMT Rate. The 10 Year CMT Rate refers to the Treasury Constant Maturity Rate with an Index Maturity of Ten Years that will be displayed by Bloomberg on Bloomberg Page H15T10Y <Index> HP by 3:00 p.m. New York City time, on the relevant Interest Determination Date. Bloomberg means Bloomberg data services or any successor service or page displaying such rate. If the Treasury Constant Maturity Rate with an Index Maturity of Ten Years cannot be determined as described in the preceding sentences, such rate will be determined in accordance with the procedures set forth in the prospectus supplement for the Notes relating to determination of the CMT Rate, without regard to any Designated CMT Telerate Page.

Rounding. All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or ..09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

MTN 0084

ADDITIONAL UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

        Set forth below is a summary of some U.S. federal income tax considerations relevant to the beneficial owner of the Notes that is a U.S. holder (as defined in the accompanying Prospectus Supplement). This summary does not address investors that may be subject to special tax rules or investors that hold the Notes as part of an integrated investment. This summary supplements the discussion contained in the accompanying Prospectus Supplement under the heading "United States Federal Taxation."

        We intend to treat the Notes as "variable rate debt instruments" for U.S. federal income tax purposes. Assuming the Notes are so treated, under the Treasury regulations governing variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single qualified floating rate, payments of interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or received, in accordance with the U.S. holder's method of tax accounting. In the case of a U.S. holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period will be determined by assuming that the Notes bear interest at a fixed interest rate equal to the value as of the issue date of the qualified floating rate and the interest allocable to the accrual period will be adjusted to reflect the interest actually paid during the accrual period. A U.S. holder may submit a written request to the address set forth under "Where You Can Find More Information" in the accompanying Prospectus Supplement to obtain the value as of the issue date of the qualified floating rate for the Notes. Assuming the Notes are treated as variable rate debt instruments, upon the disposition of a Note by sale, exchange, redemption, or repayment of principal at maturity, a U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the U.S. holder's adjusted tax basis in the Notes. Prospective investors should consult the discussion under the heading "United States Federal Taxation—Tax Consequences to U.S. Holders—Variable Rate Notes" and "United States Federal Taxation—Tax Consequences to U.S. Holders—Sale, Exchange or Retirement of the Notes" in the accompanying Prospectus Supplement.

        Alternatively, it is possible that the Notes could be treated as "contingent payment debt instruments" ("CPDI") for U.S. federal income tax purposes. Under the CPDI rules, a U.S. holder would be required, among other matters, to include in income each year an accrual of interest at a "comparable yield" (determined at the time of issuance of the Notes) for a comparable non-contingent note issued by us. To the extent the comparable yield were to exceed the interest actually paid on a Note in any taxable year, a U.S. holder would recognize ordinary interest income for that taxable year in excess of the cash actually paid on the Note during that taxable year and such excess would increase the U.S. holder's tax basis in the Note. In addition, any gain realized by a U.S. holder on the sale or other taxable disposition of a Note (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as capital gain.

        The preceding discussion is only a summary of some of the tax implications of an investment in the Notes. Prospective investors are urged to consult with their tax advisors prior to investing to determine the tax implications of such investment in light of each such investor's particular circumstances.

MTN 0084

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ADDITIONAL TERMS OF THE NOTES
ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS